Exhibit 1

**Lgcy, LLC 2025 P&L Statement**

| Revenue | Jan - 2025 | Feb - 2025 | Mar - 2025 | Apr - 2025 | May - 2025 | Jun - 2025 | Jul - 2025 | Aug 2025 | Sep 2025 | Oct 2025 | Nov 2025 | Dec 2025 | FY 2025 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Service Revenue | $0 | $0 | $0 | $197 | $0 | $0 | $99 | $0 | $50 | $3,068 | $4,408 | $4,668 | |
| Total Revenue | $0 | $0 | $0 | $197 | $0 | $0 | $99 | $0 | $50 | $3,068 | $4,408 | $4,668 | $12,490 |
| | | | | | | | | | | | | | |
| Cost of Goods Sold | | | | | | | | | | | | | |
| Card Inventory | | $100 | $250 | $500 | $500 | $500 | $500 | $500 | $500 | $500 | $500 | $700 | |
| Total Cost of Goods Sold | $0 | $100 | $250 | $500 | $500 | $500 | $500 | $500 | $500 | $500 | $500 | $700 | $5,050 |
| | | | | | | | | | | | | | |
| Gross Profit | $0 | -$100 | -$250 | -$303 | -$500 | -$500 | -$401 | -$500 | -$450 | $2,568 | $3,908 | $3,968 | $7,440 |
| | | | | | | | | | | | | | |
| Operating Expenses | | | | | | | | | | | | | |
| | | | | | | | | | | | | | |
| Marketing | $0 | $0 | $0 | $12,000 | $0 | $0 | $0 | $1,250 | $0 | $0 | $0 | $0 | $13,250 |
| Operations | $1,150 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $1,150 |
| Technology | $1,550 | $1,050 | $50 | $50 | $50 | $50 | $50 | $50 | $50 | $850 | $50 | $50 | $3,900 |
| Wages (payroll) | $0 | $150 | $250 | $500 | $1,000 | $250 | $2,500 | $250 | $200 | $250 | $200 | $200 | $5,750 |
| Products | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | |
| Credit card debt | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | |
| Legal | $0 | $10,000 | $10,000 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $20,000 |
| Total Expenses | $2,700 | $11,200 | $10,300 | $12,550 | $1,050 | $300 | $2,550 | $1,550 | $250 | $1,100 | $250 | $250 | $44,050 |
| | | | | | | | | | | | | | |
| Income before tax | -$2,700 | -$11,300 | -$10,550 | -$12,853 | -$1,550 | -$800 | -$2,951 | -$2,050 | -$700 | $1,468 | $3,658 | $3,718 | -$36,610 |
| | | | | | | | | | | | | | |
| Income tax expense | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | |
| | | | | | | | | | | | | | |
| Net Profit (loss) | -$2,700 | -$11,300 | -$10,550 | -$12,853 | -$1,550 | -$800 | -$2,951 | -$2,050 | -$700 | $1,468 | $3,658 | $3,718 | -$36,610 |

**Profit & Loss - Inputs**

| Sales | Jan Monthly Expense | Feb Monthly Expense | Mar Monthly Expense | Apr Monthly Expense | May Monthly Expense | Jun Monthly Expense | Jul Monthly Expense | Aug Monthly Expense | Sep Monthly Expense | Oct Monthly Expense | Nov Monthly Expense | Dec Monthly Expense | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | $0.00 | $0.00 | $0.00 | $197.30 | $0.00 | $0.00 | $98.65 | $0.00 | $50.00 | $3,067.96 | $4,407.96 | $4,667.96 | $12,489.83 |

| COGS | Jan Monthly Expense | Feb Monthly Expense | Mar Monthly Expense | Apr Monthly Expense | May Monthly Expense | Jun Monthly Expense | Jul Monthly Expense | Aug Monthly Expense | Sep Monthly Expense | Oct Monthly Expense | Nov Monthly Expense | Dec Monthly Expense | $0.00 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | $50.00 | $100.00 | $250.00 | $500.00 | $500.00 | $500.00 | $500.00 | $500.00 | $500.00 | $500.00 | $500.00 | $700.00 | $5,100.00 |

| Expenses | Jan Monthly Expense | Feb Monthly Expense | Mar Monthly Expense | Apr Monthly Expense | May Monthly Expense | Jun Monthly Expense | Jul Monthly Expense | Aug Monthly Expense | Sep Monthly Expense | Oct Monthly Expense | Nov Monthly Expense | Dec Monthly Expense | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Marketing | $0.00 | $0.00 | $0.00 | $12,000.00 | $0.00 | $0.00 | $0.00 | $1,250.00 | $0.00 | $0.00 | $0.00 | $0.00 | $13,250.00 |
| Operations | $1,150.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $1,150.00 |
| Technology | $1,550.00 | $1,050.00 | $50.00 | $50.00 | $50.00 | $50.00 | $50.00 | $50.00 | $50.00 | $850.00 | $50.00 | $50.00 | $3,900.00 |
| Wages (payroll) | $0.00 | $150.00 | $250.00 | $500.00 | $1,000.00 | $250.00 | $2,500.00 | $250.00 | $200.00 | $250.00 | $200.00 | $200.00 | $5,750.00 |
| Products | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 |
| Credit card debt | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 |
| Legal | $0.00 | $10,000.00 | $10,000.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $20,000.00 |

| Lgcy, LLC 2026 YTD P&L Statement | Jan - 2026 | Feb - 2026 | Mar - 2026 | Apr - 2026 | May - 2026 | Jun - 2026 | Jul - 2026 | Aug 2026 | Sep 2026 | Oct 2026 | Nov 2026 | Dec 2026 | FY 2026 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Revenue** | | | | | | | | | | | | | |
| Service Revenue | $3,836 | $486 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | |
| Total Revenue | $3,836 | $486 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $4,322 |
| | | | | | | | | | | | | | |
| **Cost of Goods Sold** | | | | | | | | | | | | | |
| Card Inventory | $600 | $220 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | |
| Total Cost of Goods Sold | $600 | $220 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $820 |
| | | | | | | | | | | | | | |
| Gross Profit | $3,236 | $266 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $3,502 |
| | | | | | | | | | | | | | |
| **Operating Expenses** | | | | | | | | | | | | | |
| | | | | | | | | | | | | | |
| Marketing | $350 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $350 |
| Operations | $1,150 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $1,150 |
| Technology | $1,550 | $250 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $1,800 |
| Wages (payroll) | $250 | $250 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $500 |
| Products | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | |
| Credit card debt | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | |
| Legal | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | |
| Total Expenses | $3,300 | $500 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $3,800 |
| | | | | | | | | | | | | | |
| Income before tax | -$64 | -$234 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | -$298 |
| | | | | | | | | | | | | | |
| Income tax expense | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | |
| | | | | | | | | | | | | | |
| Net Profit (loss) | -$64 | -$234 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | -$298 |

**Profit & Loss - Inputs**

| Sales | Jan Monthly Expense | Feb Monthly Expense | Mar Monthly Expense | Apr Monthly Expense | May Monthly Expense | Jun Monthly Expense | Jul Monthly Expense | Aug Monthly Expense | Sep Monthly Expense | Oct Monthly Expense | Nov Monthly Expense | Dec Monthly Expense | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | $3,835.92 | $486.49 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $4,322.41 |

| COGS | Jan Monthly Expense | Feb Monthly Expense | Mar Monthly Expense | Apr Monthly Expense | May Monthly Expense | Jun Monthly Expense | Jul Monthly Expense | Aug Monthly Expense | Sep Monthly Expense | Oct Monthly Expense | Nov Monthly Expense | Dec Monthly Expense | $0.00 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | $600.00 | $220.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $820.00 |

| Expenses | Jan Monthly Expense | Feb Monthly Expense | Mar Monthly Expense | Apr Monthly Expense | May Monthly Expense | Jun Monthly Expense | Jul Monthly Expense | Aug Monthly Expense | Sep Monthly Expense | Oct Monthly Expense | Nov Monthly Expense | Dec Monthly Expense | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Marketing | $350.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $350.00 |
| Operations | $1,150.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $1,150.00 |
| Technology | $1,550.00 | $250.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $1,800.00 |
| Wages (payroll) | $250.00 | $250.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $500.00 |
| Products | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 |
| Credit card debt | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 |
| Legal | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 |

# Lgcy, LLC 2025 + 2026 YTD Balance Sheet

| Line Item | FY 2025 | YTD 2026 |
|---|---|---|
| **ASSETS** | | |
| Cash & Cash Equivalents | $0 | $627 |
| Accounts Receivable | $355 | $0 |
| Inventory (Trading Cards / Finished Goods) | $300 | $0 |
| Prepaid Expenses | $0 | $0 |
| Equipment / Computers | $3,300 | $3,030 |
| Accumulated Depreciation | $0 | $0 |
| Total Current Assets | **$3,955** | $3,657 |
| | | |
| **LIABILITIES** | | |
| Accounts Payable | $11,000 | $11,000 |
| Accrued Expenses | $0 | $0 |
| Deferred Revenue (Customer Preorders / Deposits) | $0 | $0 |
| Short-Term Debt | $0 | $0 |
| Long-Term Debt | $0 | $0 |
| Total Current Liabilities | **$11,000** | $11,000 |
| | | |
| **EQUITY** | | |
| Owner / Shareholder Contributions | $55,000 | $55,000 |
| Owner Distributions / Prior Adjustments | $25,435 | $25,435 |
| Retained Earnings | $36,610 | $36,908 |
| Total Current Equity | **$7,045** | $7,343 |

# Lgcy, LLC 2025 + 2026 YTD Cash Flow Statement

| Line Item | FY 2025 | FY 2026 |
|---|---|---|
| | | |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net profit (loss) | ($36,610) | ($298) |
| Depreciation & amortization | $0 | $270 |
| Stock-based compensation | $0 | $0 |
| Other non-cash adjustments | $0 | $0 |
| (Increase) / decrease in accounts receivable | ($355) | $355 |
| (Increase) / decrease in inventory | ($300) | $300 |
| (Increase) / decrease in prepaid expenses | $0 | $0 |
| Increase / (decrease) in accounts payable | $11,000 | $0 |
| Increase / (decrease) in accrued expenses | $0 | $0 |
| Increase / (decrease) in deferred revenue | $0 | $0 |
| Net cash from operating activities | ($26,265) | $627 |
| | | |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Capital expenditures (CapEx) | ($3,300) | $0 |
| Asset sale proceeds | $0 | $0 |
| Net cash from investing activities | ($3,300) | $0 |
| | | |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| New debt issued | $0 | $0 |
| Debt repayments | $0 | $0 |
| Equity contributions / owner capital | $55,000 | $0 |
| Owner draws / dividends | ($25,435) | $0 |
| Net cash from financing activities | $29,565 | $0 |
| | | |
| Net change in cash | ($0) | $627 |
| Beginning cash balance | $0 | $0 |
| Ending cash balance | ($0) | $627 |